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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~39416~~ 8-48697

RECEIVED FEB 2 5 2003 SEC MAIL PROCESSING WASH, D.C. 207 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwood Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square 8th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Lennon (212) 361-1641
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, CPA, PC
(Name – *if individual, state last, first, middle name*)

29 Broadway	New York	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul T. Lennon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwood Brokerage Services, Inc., as of December, 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC C. SPECTOR
NOTARY PUBLIC, State of New York
No. 24-5001426
Qualified in Kings County
Commission Expires Sept. 8, 2006

Signature

President

Title

2/20/03

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditor's Report

To the Board of Directors
Redwood Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Redwood Brokerage Services, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowing and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Brokerage Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

Certified Public Accountants
A Professional Corporation

February 4, 2003

REDWOOD BROKERAGE SERVICES, INC.

Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 1,473,375
Securities owned, at market (note 2)	100,080
Receivables	
Clearing broker	25,397
Non-customers	135,927
Advances to employees/affiliates	59,096
Note (note 5)	400,000
Prepaid expenses	40,000
Equipment, at cost - net of accumulated depreciation of $98,693 (note 2)	42,419
Investments (note 6)	1,163,263
Deferred tax (note 4)	126,777
Other assets	3,300
Total assets	$ 3,569,634

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 8,684
Commissions payable	50,685
Accrued expenses	50,792
	110,161
Subordinated borrowing (note 7)	1,000,000
Total liabilities	1,110,161
Stockholder's equity	
Common stock, without par value; 200 shares authorized; 4.9 shares issued and outstanding	24,500
Additional paid-in capital	600,000
Retained earnings	1,834,973
Total stockholder's equity	2,459,473
Total liabilities and stockholder's equity	$ 3,569,634

See notes to financial statements

REDWOOD BROKERAGE SERVICES, INC.

Statement of Operations
For Year Ended December 31, 2002

Revenues	
Commissions (note 2)	$ 9,081,046
Interest and other revenue	80,701
Total revenues	9,161,747
Expenses	
Commissions	2,963,354
Employee compensation and benefits (note 8)	4,444,920
Office	232,543
Market services	351,646
Regulatory fees and expenses	59,783
Professional fees	326,380
Telephone and communications	76,785
Travel and entertainment	356,702
Interest expense	61,074
Office expenses	114,657
Total expenses	8,987,844
Income before loss on investments and income tax benefit	173,903
Loss on investments	
Equity in loss of investees (note 6)	229,537
Write-off of note receivable (note 5)	75,000
Write down of investments (note 6)	92,200
Loss before income tax benefit	(222,834)
Income tax benefit	39,613
Net (loss)	$ (183,221)

See notes to financial statements

REDWOOD BROKERAGE SERVICES, INC.

Statement of Changes in Stockholder's Equity
For Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001	$ 24,500	$ -	$ 2,018,194	$ 2,042,694
Contributions by stockholder	-	600,000	-	600,000
Net (loss)	-	-	(183,221)	(183,221)
Balance, December 31, 2002	$ 24,500	$ 600,000	$ 1,834,973	$ 2,459,473

See notes to financial statements

REDWOOD BROKERAGE SERVICES, INC.

Statement of Changes in Subordinated Borrowing
For Year Ended December 31, 2002

Subordinated borrowing at December 31, 2001	$ 1,000,000
Increase	-
Decreases	-
Subordinated borrowing at December 31, 2002	$ 1,000,000

See notes to financial statements

REDWOOD BROKERAGE SERVICES, INC.

Statement of Cash Flows
For Year Ended December 31, 2002

Cash flows from operating activities	
Net (loss)	$ (183,221)
Adjustment to reconcile net (loss) to net cash (used) by operating activities	
Depreciation	28,222
Write-off of note receivable	75,000
Write down of investments	92,200
Equity in loss of investees	229,537
Deferred New York City tax benefit	(36,948)
Changes in operating assets and liabilities	
Receivable from clearing broker	(2,202)
Receivables from non-customers	71,329
Securities owned	(96,132)
Other assets	6,600
Prepaid expenses	(40,000)
Accounts payable	(13,993)
Commissions payable	(952,331)
Accrued expenses	(74,317)
Net cash (used) by operating activities	(896,256)
Cash flows from investing activities	
Payment for note receivable	(400,000)
Repayment of loan receivable	28,900
Payment of loan receivable	(64,000)
Net cash (used) by investing activities	(435,100)
Cash flows provided by financing activities	
Contributions by stockholder	600,000
(Decrease) in cash	(731,356)
Cash, beginning of year	2,204,731
Cash, end of year	$ 1,473,375

Supplemental cash flow information	
Cash paid during the year for interest	$ 110,000

See notes to financial statements

REDWOOD BROKERAGE SERVICES, INC.

Notes to Financial Statements
December 31, 2002

Note 1 - Organization and business activity

Redwood Brokerage Services, Inc. (the "Company") is a registered broker-dealer incorporated in December 1995 in the State of New York. The Company received approval from the National Association of Securities Dealers, Inc. to commence business operations in March 1996. The Company acts as an introducing broker whose business activities are to provide broker-dealer services to clients and trading on a proprietary basis.

The Company has agreements with various clearing houses to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform related record keeping functions. The agreement can be canceled by either party upon 30 days written notice. The agreements state that the Company will assume its customer's obligations should a customer of the Company default on its obligations relating to securities trades executed by the clearing house. The clearing house controls customers' credit risk by requiring that they maintain margin collateral in compliance with various regulatory and internal guidelines.

Note 2 - Summary of significant accounting policies

Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned consist of marketable securities that are marked to market.

Depreciation

Equipment is being depreciated under the straight-line method over an estimated useful life of five years.

Commissions

Commission revenues and expenses are recorded on a trade date basis as security transactions occur.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires that net capital, as defined, shall be the greater of $100,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $1,465,006 which was $1,365,006 in excess of the minimum net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was 0.075 to 1.

REDWOOD BROKERAGE SERVICES, INC.

Notes to Financial Statements (continued)
December 31, 2002

Note 4 - Income taxes

The Company reports as a Subchapter S Corporation for Federal and State tax reporting, and as such no provision has been made for income taxes since such taxes, if any, are payable by the stockholder individually.

The Company is required to file Federal and New York State S Corporation tax returns and a New York City Corporation tax return.

The income tax benefit which is netted with other expenses in the accompanying statement of operations is summarized as follows:

Current	
State	$ -
City	(2,665)
	(2,665)
Deferred	
State	-
City	(36,948)
	(36,948)
Income tax benefit	$ (39,613)

The Company has approximately $1,300,000 in net operating loss carryforwards for New York City purposes that expire in 2021.

The net deferred tax asset at December 31, 2002 amounted to $126,777 and primarily represents the tax effect of net operating loss carryforwards for New York City Corporation tax purposes.

Note 5 - Note receivable

During January 2002, the Company made a $400,000 loan to Nextek Power Systems (NPS). The note is secured by certain assets of NPS, is non-interest bearing and due on demand. During 2003 this note was converted into non-voting preferred stock of NPS.

At December 31, 2002, as a result of the suspension of operations of Native Nations Securities Inc., the Company has written off the remaining $75,000 of its note receivable with respect to the subordinated loan to Native Nations Securities Inc. as management believes that the note is not recoverable.

Note 6 - Investments

The Company has made investments in entities with ownership percentages ranging from 5% to 42.5%. Entities in which the Company owns less than 20% of the voting interest is generally accounted for under the cost method of accounting. Entities in which the Company owns between 20% to 50% of the voting stock or otherwise exercise significant influence over operations and financial policies of the investee are accounted for under the equity method.

REDWOOD BROKERAGE SERVICES, INC.

Notes to Financial Statements (continued)
December 31, 2002

A listing of investments as of December 31, 2002 is as follows:

Native Nations Holding LLC (Holdings) - 5% cost basis interest in a company which owns 100% of the non-voting preferred stock of Native Nations Holding Corp.	$	2,800
Technimentals Research Group LLC (Technimentals) - 42.5% interest in a company which provides technical research to high net-worth individuals, investment partnerships and institutions.		320,463
Red-Horse Funding LLC (Redhorse) - 21% interest in a company which owns 100% of the preferred stock in Redhorse Holding Corp., an entity is financing a broker/dealer.		840,000
	$	1,163,263

The Company's investments in Technimentals and Redhorse are being accounted for under the equity method.

The Company's share of the equity in losses for the year ended December 31, 2002 is as follows:

Technimentals Research Group LLC	$	(229,537)
Red-Horse Funding LLC		-
	$	(229,537)

Aggregate summarized financial information relative to the Company's investments accounted for under the equity method at December 31, 2002 is as follows:

Total assets	$	4,412,108
Total liabilities		3,722
Members' equity		4,408,386
Revenue		267,946
Net (loss)		(279,537)

During 2002, the Company's investment in Holdings was written down by $42,000 to its net realizable value of $2,800. In addition, the Company wrote off its $50,000 cost basis investment in Internet Directories USA, Inc. (Internet) in the amount of $50,000, as Internet was dissolved during 2002.

Note 7 - Subordinated borrowing

The subordinated borrowing at December 31, 2002 made by an employee of the Company bears interest at 6% per annum and matures on October 31, 2003. Interest expense incurred at December 31, 2002 amounted to $60,000.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

REDWOOD BROKERAGE SERVICES, INC.

Notes to Financial Statements (continued)
December 31, 2002

Note 8 - Employee benefit plan

The Company maintains a defined contribution plan for the benefit of all qualified employees pursuant to Section 401(K) of the Internal Revenue Code. The plan allows qualified employees to contribute a percentage of their salary, as defined. The Company is not required to make any contributions to the plan but can make discretionary contributions, as defined. During 2002, the Company made no discretionary contribution.

REDWOOD BROKERAGE SERVICES, INC.

Supplementary Information

Computation of Net Capital Under Rule 15c3-1
December 31, 2002

Computation of net capital		
Total stockholder's equity		$ 2,459,473
Add subordinated borrowing allowable in computation of net capital		1,000,000
		3,459,473
Deduct nonallowable assets		
Equipment	$ 42,419	
Receivables from non-customers	135,927	
Loan receivable	59,096	
Note receivable	400,000	
Investments	1,163,263	
Prepaid expenses	40,000	
Other nonallowable assets	130,077	1,970,782
Net capital before haircuts		1,488,691
Deduct haircuts on marketable securities		23,685
Net capital		1,465,006
Aggregate indebtedness		
Accounts and commissions payable and accrued expenses		110,161
Ratio of aggregate indebtedness to net capital		0.075 to 1
Minimum capital requirement of 6.67% of aggregate indebtedness or $100,000, whichever is greater		$ 100,000
Excess net capital		$ 1,365,006

The Company was in compliance with the exemption provisions of SEC Rule 15c3-3.

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filed on January 27, 2003.

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditor's Supplementary Report on Internal Control

To the Board of Directors
Redwood Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Redwood Brokerage Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls and its operation, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Redwood Brokerage Services, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal controls and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

Certified Public Accountants
A Professional Corporation

February 4, 2003

REDWOOD BROKERAGE SERVICES, INC.

Financial Statements
and
Supplementary Information
for year ended
December 31, 2002